UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 18, 2017

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 1 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

On January 17, 2017 the Company announced that it is seeking to re-price its existing $3,315 million and €249 million senior secured term loans.  A copy of the press release is furnished as Exhibit 1 to this report.

In discussions with its lenders, management said that the books for the Q4 2016 are not yet closed and the results have not yet been finalized. They indicated that they do not expect any significant changes to consolidated Adjusted EBITDA for Q4 2016 as compared to Q4 2015 but that the results are likely to be slightly lower than for Q4 2015 due to a variety of factors, including resin pass through and the impact of currency exchange rates. Reynolds Consumer Products and Pactiv Foodservice are up for the year; Closures was roughly flat, excluding the negative impact of currency exchange rates; Evergreen is slightly lower due to non-core paper business, pricing and the impact of currency exchange rates; and Graham Packaging, while its operational performance is improving, it is still not where the Company would want it to be.

Management’s expectations of the results for Q4 2016 and the full-year ended December 31, 2016 are based on preliminary data and management’s estimates and the preliminary financial information has not been subject to the Company’s normal closing procedures and adjustments, and the actual results may be materially different from these estimated results. Management’s expectations and comments are preliminary, unaudited and subject to completion, reflect management’s current views and may change as a result of management’s review of results and other factors. Accordingly, you should not place undue reliance on the preliminary financial information set forth above. The preliminary financial information should not be viewed as a substitute for full audited financial statements prepared in accordance with IFRS. The preliminary financial information above has been prepared by, and is the responsibility of, the Company’s management.
This report may contain “forward-looking statements.” Forward-looking statements include statements regarding the goals, beliefs, plans or current expectations of the Company, taking into account the information currently available to management. Forward-looking statements are not statements of historical fact. For example, when the Company uses words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, the Company is making forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the Company’s control that could cause actual results to materially differ from such statements. Such uncertainties, risks and assumptions include, but are not limited to: risks related to the future costs of raw materials, energy and freight; risks related to economic downturns in our target markets; risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance; risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws; risks related to the impact of a loss of any of our key manufacturing facilities; risks related to our dependence on key management and other highly skilled personnel; risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure; risks related to any potential supply of faulty or contaminated products; risks related to exchange rate fluctuations; risks related to dependence on the protection of our intellectual property and the development of new products; risks related to pension plans sponsored by us and others in our control group; risks related to strategic transactions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated effect on our retained businesses; risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility; risks related to our suppliers of raw materials and any interruption in our supply of raw materials; risks related to information security, including a cyber-security breach or a failure of one or more of our information technology systems, networks, processes or service providers; risks related to our substantial indebtedness and our ability to service our current and future indebtedness; risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.
Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above.

Index to Exhibits

Exhibit No.     Description

1	Press release, dated January 17, 2017

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
January 18, 2017